CROSSHAIR EXPLORATION & MINING CORP.

FINANCIAL STATEMENTS

FOR THE NINE MONTH PERIOD ENDED JANUARY 31, 2009

(Unaudited)

The accompanying notes are an integral part of these financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
BALANCE SHEETS
 (Unaudited)
(Expressed in Canadian Dollars)

	January 31, 2009	April 30, 2008
ASSETS

Current assets
Cash and cash equivalents	$3,279,464	$13,275,874
Marketable securities	234,640	582,351
Receivables	87,941	442,519
Due from related party (Note 10)	897,201	-
Prepaid expenses	314,655	273,828

	4,813,901	14,574,572

Other receivables	124,270	115,826

Deferred acquisition costs (Note 4)	34,477	-

Equipment (Note 3)	528,951	507,883

Mineral properties (Note 5)	38,794,895	27,071,981

	$44,296,494	$42,270,262
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Payables and accrued liabilities	$603,181	$1,192,271
Due to related parties	27,058	110,295

	630,239	1,302,566

Future reclamation costs (Note 6)	263,155	172,238

	893,394	1,474,804
Shareholders' equity
Capital stock (Note 8)
Authorized
Unlimited number of common shares without par value
Issued: 94,865,825 (April 30, 2008 – 84,595,825) common shares	66,213,461	60,948,053
Contributed surplus (Note 8)	14,107,687	10,496,726
Deficit	(36,918,048)	(30,649,321)

	43,403,100	40,795,458

	$44,296,494	$42,270,262
Nature and continuance of operations (Note 1)
Commitments (Note 7)

On behalf of the Board:
“Mark J. Morabito”	Director	“Ian Smith”	Director
Mark J. Morabito		Ian B. Smith

The accompanying notes are an integral part of these financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
INTERIM STATEMENT OF OPERATIONS
 (Expressed in Canadian Dollars)

	Three Months Ended January 31		Nine Months Ended January 31
	2009	2008	2009	2008
EXPENSES
Accretion (Note 6)	$5,422	$1,375	$20,134	$1,375
Amortization	30,863	55,129	136,760	102,461
Audit and accounting	47,100	4,826	254,836	60,780
Consulting	6,018	55,847	63,834	98,664
Directors fees (Note 10)	20,000	31,500	100,500	76,500
Insurance	17,507	20,526	50,477	51,531
Investor relations	45,486	176,577	162,165	363,917
Legal (Note 10)	22,106	28,624	184,366	89,187
Management fees (Note 10)	-	18,750	31,250	52,500
Office and administration	59,425	150,701	290,114	427,302
Property Investigations	-	-	1,118	-
Rent	50,813	49,624	152,557	97,542
Stock-based compensation (Note 8)	627,419	1,317,851	2,110,543	5,346,118
Transfer agent and filing fees	12,537	22,656	271,325	154,246
Travel	19,016	63,971	92,278	204,132
Wages and salaries	224,804	223,144	1,159,598	832,139
	1,188,516	2,221,101	5,081,855	7,958,394

OTHER INCOME(EXPENSES)
Interest income	16,686	87,582	160,121	356,774
Management income	-	-	-	20,000
Gain on disposition of capital assets	21,516	-	21,516	-
Gain on disposition of Sinbad Claims	-	-	-	15,849
Loss on foreign exchange	(3,396)	-	(20,798)	-
Unrealized gains (losses)–marketable securities	17,647	(652,939)	(1,347,711)	(1,988,877)
	52,453	(565,357)	(1,186,872)	(1,596,254)

Loss for the period	$(1,136,063)	$(2,786,458)	$(6,268,727)	$(9,554,648)

Basic and diluted loss per common share	$(0.01)	$(0.04)	$(0.07)	$(0.13)

Weighted average number of common shares outstanding	94,865,825	72,805,784	91,577,709	71,852,856

The accompanying notes are an integral part of these financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
INTERIM STATEMENT OF CASH FLOWS
 (Unaudited)
(Expressed in Canadian Dollars)

	Three Months Ended January 31		Nine Months Ended January 31
	2009	2008	2009	2008

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(1,136,063)	$(2,786,458)	$(6,268,727)	$(9,554,648)
Items not affecting cash:
Accretion	5,422	1,375	20,134	1,375
Amortization	30,863	55,129	136,760	102,461
Interest income accrued on other receivables	3,296	-	5,242	-
Stock-based compensation	627,419	1,317,851	2,110,543	5,346,118
Unrealized gain–foreign exchange	(140,193)	-	(143,310)	-
Unrealized (gain) loss–marketable securities	(17,647)	652,939	1,347,711	1,988,877
Gain on Disposition of Sinbad Claims	-	-	-	(15,849)

Non-cash working capital item changes
Receivables	313,088	670,887	343,410	(31,178)
Due from related party	(899,719)		(899,719)
Prepaid expenses	(181,441)	165,786	(40,827)	(72,341)
Payables and accrued liabilities	(1,392,195)	209,036	479,683	(63,777)
Due to related parties	17,178	-	(83,237)	-

Net cash provided by (used in) operating activities	(2,769,992)	286,545	(2,992,337)	(2,298,962)

CASH FLOWS FROM INVESTING ACTIVITIES
Deferred acquisition costs	(34,477)		(34,477)
Proceeds on sale of mineral property	-		-	31,698
Marketable securities	-	-	(1,000,000)	(872,076)
Mineral properties	(325,500)	(2,881,939)	(5,858,448)	(8,447,483)
Acquisition of equipment	-	(218,018)	(94,156)	(253,475)

Net cash used in investing activities	(359,977)	(3,099,957)	(6,987,081)	(9,541,336)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of shares for cash, net of costs	-	443,265	(16,992)	1,467,240

Net cash provided by (used in) financing activities	-	443,265	(16,992)	1,467,240

Net change in cash and cash equivalents during the period	(3,129,969)	(2,370,147)	(9,996,410)	(10,373,058)

Cash and cash equivalents, beginning of period	6,409,433	6,308,506	13,275,874	14,311,417
Cash and cash equivalents, end of period	$3,279,464	$3,938,359	$3,279,464	$3,938,359

Cash and cash equivalents
Cash	$524,964	$1,174,376	$524,964	$1,174,376
Liquid short term investments	2,754,500	2,763,983	2,754,500	2,763,983
	$3,279,464	$3,938,359	$3,279,464	$3,938,359

Supplemental disclosures with respect to cash flows (Note 9)

The accompanying notes are an integral part of these financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
STATEMENT OF SHAREHOLDERS’ EQUITY
(Unaudited)
(Expressed in Canadian Dollars)

	Share Capital
	Number of Shares	Amount	Contributed Surplus	Deficit	Total
Balance at April 30, 2007	70,912,072	$44,135,660	$3,888,533	$(17,716,117)	$30,308,076

Issued for (Note 8):
Private placement	11,575,000	15,005,000	-	-	15,005,000
Share issuance costs	-	(1,399,794)	238,392	-	(1,161,402)
Property acquisition	420,000	1,011,800	-	-	1,011,800
Return to treasury	(114)	-	-	-	-
Exercise of stock options	1,288,984	1,694,828	-	-	1,694,828
Exercise of agent warrants	37,383	47,434	-	-	47,434
Exercise of warrants	362,500	453,125	-	-	453,125
Stock-based compensation for the period	-	-	7,097,948	-	7,097,948
Less: fair value of options and warrants	-	-	(728,147)	-	(728,147)
Loss for the year	-	-	-	(12,933,204)	(12,933,204)
Balance at April 30, 2008	84,595,825	60,948,053	10,496,726	(30,649,321)	40,795,458

Issued for (Note 8):
Share issuance costs	-	(16,992)	-	-	(16,992)
Property acquisition	10,270,000	5,282,400	1,500,418	-	6,782,818
Stock-based compensation for the period	-	-	2,110,543	-	2,110,543
Loss for the period	-	-	-	(6,268,727)	(6,268,727)
Balance at January 31, 2009	94,865,825	$66,213,461	$14,107,687	$(36,918,048)	$43,403,100

The accompanying notes are an integral part of these financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
January 31, 2009
(Unaudited)
(Expressed in Canadian Dollars)

1.           NATURE AND CONTINUANCE OF OPERATIONS

Crosshair Exploration & Mining Corp. (the "Company") was incorporated under the laws of British Columbia on September 2, 1966.  Its principal business activities are the acquisition, exploration and development of mineral properties. All of the Company’s resource properties are located in North America.

The Company is in the process of exploring and developing its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable.  The recoverability of the amounts shown for mineral properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These financial statements have been prepared using Canadian generally accepted accounting principles (“GAAP”) on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

2.           BASIS OF PRESENTATION

These interim financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada.  They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements.  In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.  The interim financial statements should be read in conjunction with the Company’s audited financial statements including the notes thereto for the year ended April 30, 2008.

The accounting policies followed by the Company are set out in Note 2 to the audited financial statements for the year ended April 30, 2008, and have been consistently followed in the preparation of these consolidated financial statements except for the CICA guidelines adopted by the Company set out below.

Changes in Accounting Policies

Capital disclosures.  In December 2006, the CICA issued Handbook Section 1535, Capital Disclosures, which establishes standards for disclosing information about an entity’s capital and how it is managed.  The entity’s disclosure should include information about its objectives, policies and processes for managing capital and disclosure whether or not it has complied and the consequences of non-compliance with any capital requirements to which it is subject.  Refer to Note 12.

Financial instruments.  Disclosures and financial instruments – presentation.  In December 2006, the CICA issued Handbook Sections 3862, Financial Instruments – Disclosures, and 3863, Financial Instruments – Presentation.  Section 3862 modifies the disclosure requirements of Section 3861, Financial Instruments – Disclosure and Presentation, including required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the extent of risks arising from financial instruments to which the Company is exposed and how the Company manages those risks, whereas Section 3863 carries forward the presentation related requirements of Section 3861.  Refer to Note 13.

Going concern.  Amendments to Handbook Section 1400, General Standards of Financial Statement Presentation, require management to assess an entity’s ability to continue as a going concern.  When management is aware of material uncertainties related to events or conditions that may cast doubt on an entity’s ability to continue as a going concern, those uncertainties must be disclosed.  In assessing the appropriateness of the going concern assumption, the standard requires management to consider all available information about the future, which is at least, but not limited to, twelve months from the balance sheet date.  The Company has performed an assessment as of the Balance Sheet Date and believes there to be no impact on its financial statements due to this new standard.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
January 31, 2009
(Unaudited)
(Expressed in Canadian Dollars)

2.           BASIS OF PRESENTATION (cont’d...)

Future Accounting Policies

In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian generally accepted accounting principles (Canadian “GAAP”), as used by public companies, being evolved and converged with International Financial Reporting Standards (“IFRS”) over a transitional period which will be complete by 2011.  As the International Accounting Standards Board currently has projects underway that should result in new pronouncements and since this Canadian convergence initiative is very much in its infancy as of the date of these interim consolidated financial statements, the Company is assessing the impact of the ultimate adoption of IFRS on the Company’s financial statements.

3.           EQUIPMENT

	January 31, 2009			April 30, 2008
Description	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Furniture & fixtures	$203,254	$101,051	$102,203	$190,014	$49,702	$140,312
Computer & office equipment	157,968	64,803	93,165	109,065	42,410	66,655
Computer software	51,993	32,098	19,895	48,147	24,736	23,411
Exploration equipment	386,792	116,172	270,620	294,953	76,667	218,286
Leasehold improvements	69,986	26,918	43,068	69,986	10,767	59,219

	$869,993	$341,042	$528,951	$712,165	$204,282	$507,883

4.           DEFERRED ACQUISITION COSTS

On January 6, 2009, the Company and Target Exploration & Mining Corp. (“Target”) entered into a letter agreement to combine, by way of a plan of arrangement whereby the Company agreed to acquire all of the outstanding common shares, warrants and options to purchase common shares of Target.  On January 28, 2009, Crosshair and Target finalized the terms of the Definitive Agreement for the Plan of Arrangement.  Target shareholders will receive approximately 14.6 million Crosshair common shares (1.2 common shares of the Company for each Target common share) for the issued and outstanding common shares of Target.  Each Target warrant and stock option which gives the holder the right to acquire common shares of Target will be exchanged for a warrant or stock option which gives the holder the right to acquire common shares of the Company on the same basis as the shareholders of Target, with all other terms of such warrants and options (such as term and expiry) remaining unchanged.

The Company also agreed to provide bridge financing to Target in the form of a secured promissory note for up to USD$1,100,000 with interest accruing at 7% and maturity one year following date monies first advanced.  At January 31, 2009, the Company had advanced $772,260 under this agreement (Note 10).

At January 31, 2009, the Company had incurred costs of $34,477 (April 30, 2008 - $Nil) in connection with the acquisition of Target.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
January 31, 2009
(Unaudited)
(Expressed in Canadian Dollars)

5.           MINERAL PROPERTIES

	Uranium				Gold & VMS
	Moran Lake $	Silver Spruce CMB JV $	Otter & Portage Lake $	Stormy Lake & Partridge River $	Golden Promise $	Southern Golden Promise (Victoria Lake) $	Other Claims $	Total $
Balance April 30, 2007	11,121,712	-	555,515	-	855,404	2,002,812	15,849	14,551,292
		-
Drilling and trenching	3,868,218	-	-	-	489,962	5,922	-	4,364,102
Geology	5,121,264	-	22,278	25,542	71,756	50,537	-	5,291,377
Geophysics	352,133	-	68,885	56,346	-	112,145	-	589,509
Administration	585,538	-	22,592	19,548	33,885	614	-	662,177
Technical analysis	649,455	-	2,362	1,268	-	5,575	-	658,660
Future reclamation	163,884	-	-	-	-	2,852	-	166,736
Acquisition costs	695,000	-	279,000	145,000	87,800	67,500	-	1,274,300
Credits received	(150,000)	-	-	-	-	(72,619)	-	(222,619)
Write offs/sales	-	-	-	(247,704)	-	-	(15,849)	(263,553)
Total for the year	11,285,492	-	395,117	-	683,403	172,526	(15,849)	12,520,689
Balance April 30, 2008	$22,407,204	$-	$950,632	$-	$1,538,807	$2,175,338	$-	$27,071,981

Drilling & trenching	464,663	-	-	-	6,438	-	-	471,101
Geology	2,895,558	29,750	-	-	3,103	10,564	-	2,938,975
Geophysics	3,903	27,057	-	-	-	3,745	-	34,705
Administration	238,513	1,451	-	-	14,336	5,010	-	259,310
Technical analysis	404,748	-	23,752	-	2,377	8,209	-	439,086
Future reclamation	26,394	44,854	-	-	-	-	-	71,248
Acquisition costs	320,000	7,132,327	50,000	-	32,400	-	-	7,534,727
Recovery- JV partner	-	(24,294)	-	-	-	-	-	(24,294)
Administration fees	-	(1,944)	-	-	-	-	-	(1,944)
Total for period	4,353,779	7,209,201	73,752	-	58,654	27,528	-	11,722,914
Balance January 31, 2009	26,760,983	7,209,201	1,024,384	-	1,597,461	2,202,866	-	38,794,895

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
January 31, 2009
(Unaudited)
(Expressed in Canadian Dollars)

5.	MINERAL PROPERTIES (cont’d…)

Cumulative totals as at January 31, 2009:

	Uranium			Gold & VMS
	Moran Lake $	Silver Spruce CMB JV $	Otter & Portage Lake $	Golden Promise $	Southern Golden Promise (Victoria Lake) $	Other Claims $	Totals $
Drilling & trenching	7,130,322	-	94,697	1,137,028	570,987	-	8,933,034
Geology	12,758,670	29,750	57,419	107,598	509,684	-	13,463,121
Geophysics	1,630,672	27,057	131,785	-	441,258	-	2,230,772
Administration	1,575,736	1,451	30,357	102,522	110,024	-	1,820,090
Technical analysis	1,616,606	-	34,376	19,713	240,295	-	1,910,990
Future reclamation	190,277	44,854	-	-	2,387	-	237,518
Acquisition costs	2,275,000	7,132,327	675,750	230,600	423,000	-	10,736,677
Recovery- JV partner	-	(24,294)	-	-	-	-	(24,294)
Administration fees	-	(1,944)	-	-	-	-	(1,944)
Tax Credits received	(416,300)	-	-	-	(94,769)	-	(511,069)
Balance January 31, 2009	26,760,983	7,209,201	1,024,384	1,597,461	2,202,866	-	38,794,895

Silver Spruce Central Mineral Belt (“CMB”) Joint Venture

In July 2008, the Company entered into an agreement with Universal Uranium Ltd. ("Universal") to acquire all of Universal's interest (60%) in its joint venture project with Silver Spruce Resources in Labrador for consideration of $500,000 cash, 10,000,000 common shares with a value of $5,100,000 and 7,500,000 warrants having a value of $1,500,418. The warrants were valued using the Black Scholes model with the following assumptions: risk-free rate – 2.50%; expected life – 3 years, and volatility – 84%. $25,050 of legal costs were also incurred in relation to this acquisition.  The terms of the warrants are more fully described in Note 8.  Universal retains a 2% net smelter return (“NSR”) royalty on its 60% interest in the property, which may be reduced to 1.5% in consideration for a cash payment of $1,000,000.  Crosshair also subscribed for 2,222,222 units of Universal at a price of $0.45 per unit.  Each unit consists of one common share of Universal and one share purchase warrant entitling Crosshair to purchase an additional common share of Universal at a price of $0.65 on or before July 29, 2010.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
January 31, 2009
(Unaudited)
(Expressed in Canadian Dollars)

6.	FUTURE RECLAMATION COSTS

	January 31, 2009	April 30, 2008
Asset retirement obligation – beginning balance	$172,238	$-
Liability incurred	70,783	166,736
Accretion expense	20,134	5,502

Asset retirement obligation – ending balance	$263,155	$172,238

The Company has legal obligations associated with its Moran Lake, Silver Spruce CMB JV and Southern Golden Promise mineral properties for cleanup costs when work programs are completed.

The total undiscounted amount of estimated cash flows required to settle the obligations is $282,066, which was adjusted for inflation at the rate of 2% and then discounted at 8%.  Certain minimum amounts of asset retirement obligations will occur each year with the significant amounts to be paid on abandonment of the mineral property interests.

7.           COMMITMENTS

The Company has entered into operating lease agreements for its office premises in Vancouver.  The annual commitments under these leases are: fiscal 2009 - $43,742; 2010 - $174,696 and 2011- $131,022.  The Company has terminated the its lease in St. John’s and is currently renting office space in the same building on a month to month basis.

In connection with the option agreement to earn in its 90% interest in the Moran Lake Property, beginning November 10, 2009, the Company is required to make advance royalty payments in the amount of $200,000 per year until the commencement of commercial production.  The Company is also required to complete a bankable feasibility study that is due on or before November 10, 2013.  In addition, as at January 31, 2009, expenditures required to maintain the good standing of the Company’s mineral claims are estimated to be approximately $630,000 through to April 30, 2010. (net of recoveries from the government of Newfoundland and our joint venture partner)

8.           CAPITAL STOCK AND CONTRIBUTED SURPLUS

Share and warrant issuances

During the year ended April 30, 2008, shares and warrants were issued as follows:

•
the Company completed a public offering pursuant to which the Underwriter purchased 8,000,000 non flow-through units and 3,575,000 flow-through common shares at prices of $1.25 per Unit and $1.40 per Flow-Through Share, resulting in aggregate gross proceeds of $15,005,000.  Each unit consisted of one common share and one transferable common share purchase warrant that entitles the holder to purchase one additional common share at a price of $1.80 until October 4, 2009.  Share issue costs of $1,161,402 were incurred in relation to this offering.  The Underwriter also received 694,500 warrants exercisable at $1.25 each until October 4, 2009 entitling the holder to one common share and one common share purchase warrant that entitles the holder to purchase an additional common share at a price of $1.80 until October 4, 2009.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
January 31, 2009
(Unaudited)
(Expressed in Canadian Dollars)

8.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Share and warrant issuances (cont’d...)

•
20,000 common shares valued at $2.64 per share were issued for acquisition costs associated with the Golden Promise Property, 50,000 common shares valued at $2.90 per share were issued for acquisition costs associated with the Stormy Lake and Partridge River Properties, 250,000 common shares valued at $2.28 per share were issued for acquisition costs associated with the Moran Lake Property and 100,000 common shares valued at $2.44 per share were issued for acquisition costs associated with the Otter/Portage Lake Property.

•	114 shares were returned to treasury to reduce the accumulated fractions held in the trustee account that was a result of rounding from ongoing exchanges processed for previous capital consolidations.

•
1,288,984 shares pursuant to the exercise of stock options at prices ranging from $0.25 to $1.43 per share for gross proceeds of $966,681.  An amount of $728,147 representing the fair value of the options on granting was reclassified from contributed surplus to share capital on exercise.

•	399,883 shares pursuant to the exercise of warrants at an exercise price of $1.25 per share for gross proceeds of $500,559.

During the nine months ended January 31, 2009, shares and warrants were issued as follows:

•
20,000 common shares valued at $12,400 were issued for acquisition costs associated with the Golden Promise Property and 250,000 common shares valued $170,000, were issued for acquisition costs associated with the Moran Lake Property.

•
10,000,000 common shares valued at $5,100,000 and 7,500,000 warrants valued at $1,500,418, were issued to Universal as consideration for Universal – Silver Spruce CMB Joint Venture Property (Note 4).  Each warrant entitles the holder to purchase one additional Crosshair common share at $1.00 for the three year period ending July 29, 2011.  The warrants are subject to early expiry if Crosshair’s shares trade at a value of $2.00 or more for a period of 20 days.  Both the shares and warrants are held in escrow and released as to 1,250,000 shares and 937,500 warrants every three months commencing in October 2008.  Universal has granted Crosshair’s management a voting proxy over shares it holds or acquires through the exercise of the warrants.  Universal can obtain a release from the escrow provisions and proxy rights in respect of shares and/or warrants it distributes to shareholders.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
January 31, 2009
(Unaudited)
(Expressed in Canadian Dollars)

8.           CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)
Warrants

The following is a summary of warrants outstanding at January 31, 2009 and April 30, 2008 and changes during the periods then ended.

	January 31, 2009		April 30, 2008
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price

Outstanding, beginning of the period	8,694,500	$1.76	399,883	$1.25
Private placement/Issuance	7,500,000	1.00	8,694,500	1.76
Exercised	-	- -	(399,883)	1.25
Outstanding, end of the period	16,194,500	1.41	8,694,500	1.76

Stock options

The Company has a stock option plan whereby options may be granted to directors, employees, consultants and certain other service providers.  Options are subject to the minimum vesting requirement of two years, with 25% of the total number of the options granted to be released every 6 months from the date of grant.  The options can be granted for a maximum term of 5 years.

The following is a summary of stock options outstanding at January 31, 2009 and April 30, 2008 and changes during the periods then ended.

	January 31, 2009		April 30, 2008
	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price

Outstanding, beginning of the period	9,593,000	$1.71	8,981,984	$1.62
Exercised	-	-	(1,288,984)	0.59
Cancelled or expired	(5,255,501)	1.46	(1,100,000)	2.23
Granted	4,800,001	0.27	3,000,000	1.76

Outstanding, end of the period	9,137,500	$0.69	9,593,000	$1.71

Currently exercisable	5,171,250	$0.93

Due to the prolonged decline in market conditions, and to aid in employee retention, 2,850,000 stock options previously granted to non-insiders were re-priced at $0.87 per share.  In addition, insiders gave back to the Company options to purchase 2,625,000 shares for cancellation, all of which were re-granted during the second quarter, at the prevailing market price.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
January 31, 2009
(Unaudited)
(Expressed in Canadian Dollars)

8.           CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock-based compensation

The Company recognizes compensation expense for all stock options granted using the fair value based method of accounting.  The fair value of the options vested in the nine months ended January 31, 2009 totaled $2,110,543 (2007 - $5,346,118).  The weighted average price of options granted in the period was $0.27 (April 30, 2008 - $1.76).

Where stock options were re-priced, new fair values were calculated based on the new exercise price and this new fair value used in determining compensation expense over the remaining vesting periods of the options.

The following weighted average assumptions were used for the Black-Scholes method of valuation of stock options granted during the nine months ended January 31, 2009:

	January 31, 2009	January 31, 2008

Risk-free interest rate	3.00%	2.95%
Expected life of options	5 years	5 years
Annualized volatility	92%	109%
Dividend rate	0%	0%

9.            SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

The following were significant non-cash investing and financing transactions during the nine months ended January 31, 2009:

(a)	10,270,000 common shares valued at $5,282,400 and 7,500,000 warrants valued at $1,500,418 were issued for property acquisitions (Note 8).

(b)	Mineral property costs of $93,184 were incurred and included in accounts payable.

(c)	Mineral property costs and the provision for future reclamation costs were increased by $70,783.

(d)	Exploration equipment with a fair-market value of $63,672 was acquired in connection with the Universal – Silver Spruce CMB Joint Venture agreement.

Financing and investing activities during the period ended January 31, 2008 not affecting cash flows are as follows:

(a)	A fair value of $728,147 was recognized in respect of options and agent warrants exercised.

(b)	A total of 420,000 common shares valued at $1,011,800 were issued for property acquisitions.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
January 31, 2009
(Unaudited)
(Expressed in Canadian Dollars)

10.           RELATED PARTY TRANSACTIONS

The Company entered into transactions with related parties as follows:

•
charged management fees of $Nil (2008- $20,000) to another public company with directors in common.  During fiscal 2008, in lieu of management fees, this company and Crosshair entered into a cost sharing arrangement whereby Crosshair is reimbursed for an agreed percentage, currently 30%, of shared expenses such as rent, office and salaries of certain personnel.  Included in due from related party as at January 31, 2009 is an amount of $122,424 (April 30, 2008: $75,407) owing from this company.

•
agreed to provide bridge financing to Target (see note 4) in the form of a secured promissory note with interest accruing at 7% and maturity one year following date monies first advanced.  Included in due from related party as at January 31, 2009, is an amount of $774,777 owing from this company.

•	incurred management fees of $Nil (2008 – $15,000) to a director.

•	incurred management fees of $31,250 (2008 – $37,500) to a private company controlled by an officer.

•	incurred independent directors’ fees of $100,500 (2008 - $76,500). As of January 31, 2009, $27,058 (April 30, 2008: $3,334) was still owing to these directors

•	incurred legal fees of $Nil (2008 – $20,393) to a law firm of which a director is a partner. At January 31, 2009, $Nil (April 30, 2008 - $106,961) was owed to this party.

•	incurred geological consulting fees of $Nil (2008 – $15,600) to a private company owned by a former director.

•
paid rent for its Newfoundland office of $82,188 (2008 - $18,264) to a private company that has a director in common.   The landlord agreed to terminate the lease with the Company effective January 31, 2009.  The Company has relocated to a new office space within the same building on a month to month basis.

These transactions were incurred in the normal course of operations and were undertaken with the same terms and conditions as transactions with unrelated parties.

11.           SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the acquisition, exploration and development of mineral properties in North America. All of the Company’s mineral properties and equipment are in Canada.

12.           CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and development of its mineral properties, acquire additional mineral property interests and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.  In the management of capital, the Company includes its cash and cash equivalent balances and components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and investments.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
January 31, 2009
(Unaudited)
(Expressed in Canadian Dollars)

12.           CAPITAL MANAGEMENT (cont’d…)

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.  The annual and updated budgets are approved by the Board of Directors.

At this stage of the Company’s development, in order to maximize ongoing development efforts, the Company does not pay out dividends.

The Company hedges its exposure to USD currency fluctuations by keeping a sufficient amount of US dollars on hand.

The Company’s investment policy is to invest its cash, not otherwise designated for strategic investments, in highly liquid short-term interest-bearing R1-High investment rated (DBRS) investments with maturities 90 days or less from the original date of acquisition.

The Company expects its current capital resources to be sufficient to carry on its operations through its current reporting period and beyond.

The Company currently is not subject to externally imposed capital requirements.

13.           FINANCIAL INSTRUMENTS

The company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and price risk.

Currency risk

As at January 31, 2009 and April 30, 2008, the Company’s expenditures are predominantly in Canadian dollars, and any future equity raised is expected to be predominantly in Canadian dollars.  As at January 31, 2009, the Company has accounts payable denominated in US dollars of $48,830 and cash of $19,511 US dollars.  A 10% change in the Canadian dollar vs. the US dollar would give rise to a $3,606 gain/loss.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

Included in due from a related party is an unsecured amount of $122,424 related to cost sharing arrangements and $774,777, including accrued interest, on a promissory note, which is secured by the assets of the related party.  The maximum exposure for the Company is the full amount of the due from related party.

Included in other receivables is an unsecured amount of $124,270, owing from an employee.  The maximum exposure for the Company is the full amount of this receivable.

The Company’s cash and cash equivalents are held at a large Canadian financial institution in interest bearing accounts.  The Company has no investments in asset-backed commercial paper.

The Company’s accounts receivable consist mainly of GST receivable due from the Government of Canada.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
January 31, 2009
(Unaudited)
(Expressed in Canadian Dollars)

13.           FINANCIAL INSTRUMENTS (cont’d…)

Liquidity risk

Liquidity risk is the risk that the company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through its capital management as outlined in Note 12 to the interim financial statements.  Accounts payable relating to mineral properties and other accounts payable and accrued liabilities are due within the current operating period.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments included in cash and cash equivalents is minimal because these investments roll over daily.

Price risk

The Company is exposed to price risk with respect to commodity prices, particularly uranium.  The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

Market Risk

The Company currently maintains investments in certain marketable securities.  There can be no assurance that the Company can exit these positions if required, resulting in proceeds approximating the carrying value of these securities.